UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*



                             Digital Solutions, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)



                                    253876106
                                 (CUSIP Number)

                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 101 Park Avenue
                     New York, New York 10178 (212)697-5200

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)




                                 March 14, 1996




             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with the statement.   |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 253876106                                       Page  2  of  37  Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steven B. Sands

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                  (a)
                                                                         (b)|X|




--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

               AF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                       25,000
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                               8      SHARED VOTING POWER

                                                        557,564
                              --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                                        25,000
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                                        557,564
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        582,564
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         3.84%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*



                             Digital Solutions, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)



                                    253876106
                                 (CUSIP Number)

                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 101 Park Avenue
                     New York, New York 10178 (212)697-5200

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)




                                 March 14, 1996




             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with the statement.   |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 3 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 253876106                                    Page   4   of   37  Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Martin S. Sands

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                 (a)
                                                                        (b)  X




--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                               AF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                                  0
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                               8      SHARED VOTING POWER

                                                                   557,564
                              --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                                                   0
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                                                   557,564
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        557,564
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.69%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*



                             Digital Solutions, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)



                                    253876106
                                 (CUSIP Number)

                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 101 Park Avenue
                     New York, New York 10178 (212)697-5200


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)




                                 March 14, 1996




             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with the statement.   |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 5 of 37 Pages

                                       SCHEDULE 13D
CUSIP No. 253876106                                  Page   6   of   37    Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sands Brothers & Co., Ltd.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a)
                                                                          (b)



--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                                 WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                          0
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                               8      SHARED VOTING POWER

                                                           0
                              --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                                           0
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0 %
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                                       BD, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*



                             Digital Solutions, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)



                                    253876106
                                 (CUSIP Number)

                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 101 Park Avenue
                     New York, New York 10178 (212)697-5200

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)




                                 March 14, 1996




             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with the statement.   |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 7 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 253876106                                   Page   8   of   37   Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Katie and Adam Bridge Partners, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                 (a)
                                                                        (b) |X|




--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


                     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                           359,333
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                               8      SHARED VOTING POWER

                                                               0
                              --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                                            359,333
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                                               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        359,333
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        2.41%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*



                             Digital Solutions, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)



                                    253876106
                                 (CUSIP Number)

                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 101 Park Avenue
                     New York, New York 10178 (212)697-5200


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)




                                 March 14, 1996




             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with the statement.   |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 9 of 37 Pages

                                       SCHEDULE 13D
CUSIP No. 253876106                                    Page  10  of  37    Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jenna Partners II, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                 (a)
                                                                        (b)



--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                                WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                       0
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                               8      SHARED VOTING POWER

                                                        0
                              --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                                        0
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                                        0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0 %
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                             Digital Solutions, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)



                                    253876106
                                 (CUSIP Number)

                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 101 Park Avenue
                     New York, New York 10178 (212)697-5200

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)




                                 March 14, 1996




             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with the statement.   |X|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 11 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 253876106                                  Page   12  of   37    Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ponderosa Partners, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                 (a)
                                                                        (b) |X|




--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


                           WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                            198,231
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                               8      SHARED VOTING POWER

                                                                0
                              --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                                              198,231
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        198,231
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           1.33 %
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D of Steven B. Sands with respect to the shares of common stock, par value $.001 (the "Common Stock") of Digital Solutions, Inc. (the "Company"), originally filed with the Securities and Exchange Commission (the "Commission") on November 10, 1993; Amendment No. 2 to the Schedule 13D of Martin S. Sands with respect to the Common Stock of the Company, originally filed with the Commission on November 10, 1993; Amendment No. 2 to the Schedule 13D of Sands Brothers & Co., Ltd. with respect to the Common Stock of the Company, originally filed with the Commission on November 10, 1993; Amendment No. 2 to the Schedule 13D of Katie and Adam Bridge Partners, L.P. with respect to the Common Stock of the Company, originally filed with the Commission on November 10, 1993; Amendment No. 1 to the Schedule 13D of Jenna Partners II, L.P. with respect to the Common Stock of the Company; (said filings of Messrs. Steven B. Sands and Martin S. Sands, Sands Brothers & Co., Ltd., Katie and Adam Bridge Partners, L.P. and Jenna Partners II, L.P., hereinafter collectively referred to as the "Initial Filing"); and the initial filing of a Schedule 13D of Ponderosa Partners, L.P. with respect to the Common Stock of the Company. This statement constitutes the first electronic amendment to the Initial Filing, and in accordance with Rule 13d-2(c) promulgated by the Commission, contains certain information previously disclosed by the Initial Filing. The information set forth in the Initial Filing is amended and restated as set forth herein.


Item 2.  Identity and Background

     This statement is filed on behalf of the following persons: (a) Mr. Steven
B. Sands; (b) Mr. Martin S. Sands; (c) Sands Brothers & Co., Ltd. ("Sands Brothers"); (d) Katie and Adam Bridge Partners, L.P. ("K & A, L.P."); (e) Jenna Partners II, L.P. ("Jenna II, L.P."); and (f) Ponderosa Partners, L.P. ("Ponderosa, L.P.").

     In accordance with the General Instructions for complying with Schedule 13D, the information called for by Items 2 through 6 inclusive is also provided with respect to (i) K & A Bridge Partners Corp., which is the corporate general partner of K & A, L.P., (ii) Jenna II Capital Corp., which is the corporate general partner of Jenna II, L.P. and (iii) Messrs. Steven B. Sands and Martin
S. Sands, who are the general partners of Ponderosa, L.P.


Steven B. Sands

     The business address of Mr. Steven B. Sands is c/o Sands Brothers & Co., Ltd., 101 Park Avenue, New York, New York 10178. The occupation of Mr. Steven B. Sands is Chief Executive Officer, Co-Chairman, Secretary, Treasurer and a director of Sands Brothers.

                               Page 13 of 37 Pages

Sands Brothers is a corporation organized under the laws of the State of Delaware. Sands Brothers is a registered broker-dealer. Mr. Steven B. Sands is one of the two general partners of Ponderosa, L.P. and also an executive officer, a director and an owner of fifty percent of the capital stock of K & A Bridge Partners Corp. and Jenna II Capital Corp., which are the corporate general partners, respectively, of K & A, L.P. and Jenna II, L.P. As of the date hereof, Mr. Steven B. Sands is a director of Company. Mr. Steven B. Sands has not been convicted in any criminal proceeding during the past five years.

     In May 1991, Mr. Steven B. Sands and Mr. Martin S. Sands consented to an order of prohibition by the Commissioner of Securities of the State of Wisconsin whereby (i) Mr. Steven B. Sands was prohibited from transacting business with any person in the State of Wisconsin until licensed as a securities agent therein and (ii) Sands Brothers was prohibited from transacting, and Mr. Martin
S. Sands, as a control person of Sands Brothers, was prohibited from causing Sands Brothers to transact, business with any person in the State of Wisconsin until licensed as a securities broker-dealer in the State of Wisconsin. Sands Brothers and Mr. Steven B. Sands have subsequently become licensed as a broker-dealer and a securities agent, respectively, in the State of Wisconsin. (The foregoing matter is hereinafter referred to as the "First Wisconsin Matter.")

     Other than with respect to the First Wisconsin Matter, during the past five years, Mr. Steven B. Sands has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Steven B. Sands is a citizen of the United States.

Martin S. Sands

     The business address of Mr. Martin S. Sands is c/o Sands Brothers & Co., Ltd., 101 Park Avenue, New York, New York 10178. The occupation of Mr. Martin S. Sands is President, Co-Chairman and a director of Sands Brothers. Mr. Martin S. Sands is one of the two general partners of Ponderosa, L.P. and also an executive officer, a director and an owner of fifty percent of the capital stock, of K & A Bridge Partners Corp. and Jenna II Capital Corp. Mr. Martin S. Sands has not been convicted in any criminal proceeding during the past five years. Other than with respect to the First Wisconsin Matter, during the past five years, Mr. Martin S. Sands has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

                               Page 14 of 37 Pages
violation with respect to such laws. Mr. Martin S. Sands is a citizen of the United States.


Sands Brothers & Co., Ltd.

     Sands Brothers is a Delaware corporation. The address of the principal office and of the principal business of Sands Brothers is 101 Park Avenue, New York, New York 10178. Sands Brothers is a registered broker-dealer. The principal business of Sands Brothers is acting as a broker-dealer and investment banker.

     Steven B. Sands and Martin S. Sands are the only executive officers, directors and controlling persons of Sands Brothers.

     Sands Brothers has not been convicted in any criminal proceeding during the past five years. The registration of Sands Brothers in the State of Iowa was suspended in August 1991 due to Sands Brothers' failure to timely amend its security bond in favor of the State of Iowa following the change of name of Sands Brothers in May 1991. Sands Brothers was fined $500 and its registration in the State of Iowa was reinstated in September 1991, effective as of April 25, 1991 (the "Iowa Matter").

     In August 1995, Sands Brothers consented to an Order of Censure and Assessment and Limitation of Broker-Dealer License by the Commissioner of Securities of the State of Wisconsin whereby (i) Sands Brothers was censured for, and prohibited from, employing an agent to represent it in Wisconsin unless the agent is licensed as a securities agent therein, (ii) Sands Brothers was ordered to pay $2,500 as an administrative assessment and (iii) the broker-dealer license of Sands Brothers was limited to the execution of unsolicited sales of securities for already existing customers for a period of 45 days (the "Second Wisconsin Matter").

     Other than with respect to the Iowa Matter, First Wisconsin Matter and Second Wisconsin Matter, during the past five years, Sands Brothers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Katie and Adam Bridge Partners, L.P.

     K & A, L.P. is a Delaware limited partnership whose principal offices and place of business are located at c/o Sands Brothers, 101 Park Avenue, New York, New York 10178. The principal business of K & A, L.P. is to act as a private investment limited partnership and to make bridge capital investments in privately

                               Page 15 of 37 Pages
held companies seeking to effectuate initial public offerings and publicly traded companies seeking additional working capital. K & A, L.P. has not been convicted in any criminal proceeding during the past five years. During the past five years, K & A, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. K & A Bridge Partners Corp. (described below) is the sole general partner of K & A, L.P.


K & A Bridge Partners Corp.

     K & A Bridge Partners Corp. ("K & A Corp.") is a Delaware corporation whose principal offices and place of business are located at c/o Sands Brothers, 101 Park Avenue, New York, New York 10178. The principal business of K & A Corp. is to act as the general partner of K & A, L.P. K & A Corp. has not been convicted in any criminal proceeding during the past five years. During the past five years, K & A Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Steven B. Sands is the President and a director of K & A Corp., and owns fifty percent (50%) of the outstanding capital stock of K & A Corp. Mr. Martin S. Sands is the Chairman, Vice President, Secretary, Treasurer and a director of K & A Corp. and owns fifty percent (50%) of the outstanding capital stock of K & A Corp. In May 1991, Mr. Steven B. Sands and Mr. Martin S. Sands were subject to the First Wisconsin Matter.


Jenna Partners II, L.P.

     Jenna II, L.P is a Delaware limited partnership whose principal offices and place of business are located at c/o Sands Brothers, 101 Park Avenue, New York, New York 10178. The principal business of Jenna II, L.P. is to act as a private investment limited partnership. Jenna II, L.P. has not been convicted in any criminal proceeding during the past five years. During the past five years, Jenna II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Jenna II Capital Corp. (described below) is the sole general partner of Jenna II, L.P.

                               Page 16 of 37 Pages

Jenna II Capital Corp.

     Jenna II Capital Corp. ("JCC II") is a Delaware corporation whose principal offices and place of business are located at c/o Sands Brothers, 101 Park Avenue, New York, New York 10178. The principal business of JCC II is to act as the general partner of Jenna II, L.P. JCC II has not been convicted in any criminal proceeding during the past five years. During the past five years, JCC II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Steven B. Sands is the President and a director of JCC II, and owns fifty percent of the outstanding capital stock of JCC II. Mr. Martin S. Sands is the Chairman, Vice President, Secretary and Treasurer, and a director, of JCC II and owns fifty percent of the outstanding capital stock of JCC II. In May 1991, Mr. Steven B. Sands and Mr. Martin S. Sands were subject to the First Wisconsin Matter.


Ponderosa Partners, L.P.

     Ponderosa, L.P. is a Delaware limited partnership whose principal offices and place of business are located at c/o Sands Brothers, 101 Park Avenue, New York, New York 10178. The principal business of Ponderosa, L.P. is to act as a private investment limited partnership. Ponderosa, L.P. has not been convicted in any criminal proceeding during the past five years. During the past five years, Ponderosa, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Steven B. Sands and Martin S. Sands are the general partners of Ponderosa, L.P. In May 1991, Mr. Steven B. Sands and Mr. Martin S. Sands were subject to the First Wisconsin Matter.



Item 3.  Source and Amount of Funds or Other Consideration

     In June 1993, the Company issued to K & A, L.P., for a nominal payment of $10.00, warrants to purchase 100,000 shares of the Company's Common Stock exercisable for a period of five years which commenced on June 16, 1993, at an exercise price of $0.75 per share (the "K & A Warrants"). The K & A Warrants were issued in connection with a $500,000 bridge loan advanced by K & A, L.P. to the Company (the "Bridge Loan"). The $10.00 paid by K & A, L.P. in consideration for the K & A Warrants was derived from the working

                               Page 17 of 37 Pages
capital of K & A, L.P.

     As partial consideration for arranging the Bridge Loan, Sands Brothers, for a nominal payment of $25.00, was issued warrants to purchase 25,000 shares of the Company's Common Stock, exercisable for a period of five years which commenced on June 16, 1993, at an exercise price of $0.75 per share (the "Initial Sands Warrants"). The $25.00 paid by Sands Brothers in consideration for the Initial Sands Warrants was derived from the working capital of Sands Brothers.

     On August 30, 1993, K & A, L.P. subscribed for 533,333 shares of Common Stock for an aggregate consideration of $399,999.75 (the "K & A Shares") in connection with the Company's private placement of up to 2,666,666 shares of Common Stock at an offering price of $.75 per share (the "1993 Private Placement"). The source of the funds invested by K & A, L.P. was derived from working capital.

     As partial consideration for acting as placement agent for the 1993 Private Placement, on August 30, 1993, Sands Brothers received, for a nominal payment of $26.56, for itself and nominee for certain of its employees, warrants to purchase 266,565 shares of the Company's Common Stock, exercisable for a period of five years which commenced on August 30, 1993, at an exercise price of $0.75 per share (the "Placement Agent Warrants"). The $26.65 paid by Sands Brothers in consideration for the Placement Agent Warrants was derived from the working capital of Sands Brothers. On November 7, 1994, Sands Brothers divided a portion of the Placement Agent Warrants in favor of certain of its employees, the result of which Sand Brothers retained Placement Agent Warrants to purchase 106,565 shares of the Company's Common Stock, exercisable for a period of five years which commenced on August 30, 1993, at an exercise price of $0.75 per share. Sands Brothers disclaims beneficial ownership of the balance of the 160,000 Placement Agent Warrants not held by Sands Brothers.

     On September 1, 1993, as partial consideration for acting as placement agent for the sale of 666,666 shares of Common Stock to certain non-residents of the United States (the "Reg S Offering") in connection with an offering pursuant to Regulations S promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Sands Brothers received, for a nominal payment of $6.67, warrants to purchase 66,666 shares of the Company's Common Stock, exercisable for a period of five years which commenced on September 1, 1993, at an exercise price of $0.75 per share (the "Reg S Warrants"). The $6.67 paid by Sands Brothers in consideration for the Placement Agent Warrants on the Closing Date was derived from the working capital of Sands Brothers.

     In January 1994, Jenna II, L.P. acquired on the open market (i) 15,000 shares of Common Stock for the purchase price of $1.94 per share, (ii) 26,500 shares of Common Stock for the purchase

                               Page 18 of 37 Pages
price of $2.25 per share, (iii) 17,500 shares of Common Stock for the purchase price of $2.63 per share and (iv) 8,000 shares of Common Stock for the purchase price of $2.56 per share. The consideration for these shares was derived from the working capital of Jenna II, L.P.

     On April 25, 1994, pursuant to the Company's Non-Executive Director Stock Option Plan, Steven B. Sands, in his capacity as a member of the Board of Directors of the Company, was granted 20,000 stock options. The term of each option commenced on the date of the grant, and as provided in the Plan, expires five years from the date of grant. The exercise price for options granted under the Plan is 100% of the fair market value of the Common Stock on the date of grant.

     In October 1994, K & A, L.P. sold on the open market (i) 10,000 shares of Common Stock for the sale price of $2.74 per share, (ii) 5,000 shares of Common Stock for the sale price of $2.73 per share, (iii) 10,000 shares of Common Stock for the sale price of $2.75 per share and (iv) 10,000 shares of Common Stock for the sale price of $2.75 per share.

     In December 1994, Jenna II, L.P. sold on the open market (i) 12,000 shares of Common Stock for the sale price of $2.69 per share, (ii) 9,600 shares of Common Stock for the sale price of $2.69 per share and (iii) 5,000 shares of Common Stock for the sale price of $2.56 per share.

     On January 5, 1995, K & A, L.P. subscribed for (i) a $1,000,000 principal amount 12% contingent convertible subordinated promissory note (the "K & A Note") and (ii) 100,000 common stock purchase warrants (the "K & A 1995 Warrants"), at an initial exercise price of $2.59 per share, for an aggregate purchase price of $1,000,000 in connection with the Company's private placement (the "Subsequent Private Placement"), of which Sands Brothers acted as a selected dealer. The source of the funds invested by K & A, L.P. was derived from working capital.

     In January 1995, K & A, L.P. sold on the open market (i) 40,000 shares of Common Stock for the sale price of $2.85 per share, and (ii) 5,000 shares of Common Stock for the sale price of $2.94 per share.

     In February 1995, K & A, L.P. sold on the open market (i) 4,500 shares of Common Stock for the sale price of $2.88 per share, (ii) 1,500 shares of Common Stock for the sale price of $2.88 per share, (iii) 7,000 shares of Common Stock for the sale price of $2.88 per share, (iv) 3,000 shares of Common Stock for the sale price of $2.88 per share, and (v) 3,000 shares of Common Stock for the sale price of $2.88 per share.

     In March 1995, Jenna II, L.P. sold on the open market (i)

                               Page 19 of 37 Pages

10,400 shares of Common Stock for the sale price of $2.36 per share, (ii) 5,000 shares of Common Stock for the sale price of $2.36 per share, (iii) 3,000 shares of Common Stock for the sale price of $2.44 per share and (iv) 2,000 shares of Common Stock for the sale price of $2.437 per share. In May 1995, Jenna II, L.P. sold on the open market 10,000 shares of Common Stock for the sale price of $2.00 per share. In October 1995, Jenna II, L.P. sold on the open market 10,000 shares of Common Stock for the sale price of $1.94 per share. As of the date hereof, Jenna II, L.P. no longer has any beneficial ownership of shares of Common Stock of the Company.

     On September 1, 1995, pursuant to the Company's Non-Executive Director Stock Option Plan, Steven B. Sands, in his capacity as a member of the Board of Directors of the Company, was granted 5,000 stock options. The term of each option commenced on the date of the grant, and as provided in the Plan, expires five years from the date of grant. The exercise price for options granted under the Plan is 100% of the fair market value of the Common Stock on the date of grant.

     On March 13, 1996, the K & A Note was tendered to the Company in consideration for payment of $1,098,111.11, representing payment of $1,000,000 in principal, $51,000.00 in interest from December 30, 1994 through November 28, 1995 and $47,111.11 in interest from November 29, 1995 to March 13, 1996. In addition, the K & A 1995 Warrants were amended to reduce the exercise price from $2.59 to $1.90 per share.

     The following sales were effected by K & A, L.P. within the last 60 days:

--------------------------------------------------------------------------------
Transaction           Amount               Price Per            Where and How
Date                                       Share                Effected
--------------------------------------------------------------------------------
3/13/96               14,000               $3.69                Open Market
--------------------------------------------------------------------------------
3/13/96               36,000               $3.81                Open Market
--------------------------------------------------------------------------------
3/13/96               1,000                $3.72                Open Market
--------------------------------------------------------------------------------
3/14/96               3,500                $4.13                Open Market
--------------------------------------------------------------------------------
3/14/96               10,000               $4.13                Open Market
--------------------------------------------------------------------------------
3/14/96               9,000                $4.09                Open Market
--------------------------------------------------------------------------------
3/14/96               15,000               $4.13                Open Market
--------------------------------------------------------------------------------
3/14/96               46,000               $4.06                Open Market
--------------------------------------------------------------------------------
3/14/96               15,000               $4.06                Open Market


                               Page 20 of 37 Pages

--------------------------------------------------------------------------------
3/14/96               20,000               $4.06                Open Market
--------------------------------------------------------------------------------
3/14/96               36,500               $4.09                Open Market
--------------------------------------------------------------------------------
3/14/96               10,000               $4.22                Open Market
--------------------------------------------------------------------------------
3/14/96               10,000               $4.22                Open Market
--------------------------------------------------------------------------------
3/15/96               5,000                $5.00                Open Market
--------------------------------------------------------------------------------
3/15/96               3,000                $5.00                Open Market
--------------------------------------------------------------------------------
3/15/96               2,000                $5.00                Open Market
--------------------------------------------------------------------------------
3/15/96               2,000                $5.00                Open Market
--------------------------------------------------------------------------------
3/15/96               2,000                $5.31                Open Market
--------------------------------------------------------------------------------
3/15/96               10,000               $5.00                Open Market
--------------------------------------------------------------------------------
3/15/96               10,000               $4.94                Open Market
--------------------------------------------------------------------------------
3/15/96               5,000                $4.88                Open Market
--------------------------------------------------------------------------------
3/15/96               10,000               $4.88                Open Market
--------------------------------------------------------------------------------

     On March 15, 1996, Sands Brothers contributed (i) its remaining 106,565 Placement Agent Warrants, (ii) 25,000 Initial Sands Warrants and (iii) 66,666 Reg S Warrants to Ponderosa, L.P. as a capital contribution to Ponderosa, L.P. (such warrants, hereinafter collectively referred to the "Ponderosa Warrants"). As a result of such contributions to Ponderosa, L.P., Sands Brothers no longer has any beneficial ownership of shares of Common Stock of the Company.


Item 4.  Purpose of Transaction

     The acquisition of the K & A Warrants, the acquisition of the K & A Shares and the acquisition of the K & A 1995 Warrants were made for investment purposes. K & A disposed of a portion of the K & A Shares in order to recognize the capital appreciation of its investment, and, subject to market conditions, may in the future make additional dispositions. K & A may also acquire additional shares of Common Stock. K & A, L.P. was not formed for the express purpose of purchasing warrants and/or shares of Common Stock. The private placement of the K & A Shares was consummated pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The issuance of the K & A Warrants was consummated pursuant to Section 4(2) of the Securities Act. The private placement of the K & A 1995 Warrants was consummated pursuant to Section 4(2) of the Securities Act and Regulation D promulgated

                               Page 21 of 37 Pages
thereunder.

     Sands Brothers (i) arranged the Bridge Loan and received the Initial Sands Warrants; (ii) acted as private placement agent for the Private Placement and received the Placement Agent Warrants; (iii) arranged the Reg S Offering and received the Reg S Warrants and (iv) acted as a selected dealer for the Subsequent Private Placement. Sands Brothers divided a portion of the Placement Agent Warrants in favor of certain of its employees, the result of which Sands Brothers retained Placement Agent Warrants to purchase 106,565 shares of the Company's Common Stock. Such remaining Placement Agent Warrants, along with the Initial Sands Warrants and the Reg S Warrants, were subsequently contributed to Ponderosa, L.P.

     Each of the undersigned believes that the consummation by Sands Brothers of the 1993 Private Placement was conditioned upon an agreement between Sands Brothers and the Company which provided Sands Brothers the right to designate a nominee for election, at its option, either as a member of or a non-voting advisor to the Board of Directors of the Company, with the Company agreeing to use its best efforts to cause such nominee to be elected and continued in office as a director of the Company or as such advisor until the expiration of five years from the closing date of the 1993 Private Placement (subsequently shortened to three years, as described below). On April 25, 1994, Mr. Steven B. Sands was elected a Director of the Company. Upon joining the Board, Mr. Steven
B. Sands was granted an option to purchase 20,000 shares of Common Stock and on September 1, 1995, was granted an option to purchase 5,000 shares.

     In connection with the 1993 Private Placement, the Company agreed to use its best efforts to cause a registration statement under the Act covering the shares of Common Stock sold in the 1993 Private Placement (including the K & A Shares, and the shares of Common Stock underlying the K & A Warrants, the Initial Sands Warrants, the Placement Agent Warrants and the Reg S Warrants) to be filed with the Commission within 60 days following the final closing of the Private Placement and to cause such registration statement to become effective within 120 days after the final closing of the 1993 Private Placement (the "Demand Registration Rights"). The reporting persons have been advised by the Company that the Demand Registration Statement was declared effective by the Commission on December 27, 1993. As a result, K & A, L.P., and, to its belief, Ponderosa, may dispose of any or all of their respective K & A Shares, the shares of Common Stock underlying the K & A Warrants and the shares underlying the Ponderosa Warrants at any time, in either open market or private transactions, so long as the Demand Registration Statement remains effective with the Commission. In addition, each of the reporting persons may, from time to time, make additional purchases of shares of Common Stock.


                               Page 22 of 37 Pages

     In connection with the acquisition of the 1995 K & A Warrants, the Company afforded K & A, L.P. certain "piggyback" registration rights under the Act with respect to the shares of Common Stock underlying the 1995 K & A Warrants (the "Underlying K & A Shares"). In the March 13, 1996 agreement among the Company, K & A, L.P. and Sands Brothers (as described below), the Company agreed to include the Underlying K & A Shares as part of a registration statement that the Company is required to file with the Commission with respect to other securities privately placed by the Company.

     The acquisition of Common Stock by Jenna II, L.P. were made for investment purposes. Jenna II, L.P. disposed of its shares of Common Stock to recognize the capital appreciation of its investment. Jenna II, L.P. was not formed for the express purpose of purchasing Common Stock. Jenna II, L.P. may, from time to time, make additional purchases of shares of Common Stock in either open market or private transactions.

     Except as set forth above, the reporting persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

     According to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1995, the Company has 14,731,790 shares of Common Stock outstanding as of February 2, 1996. Giving effect to the transactions discussed in Item 3 above (which includes transactions effected by the reporting persons within the last 60 days):

     (a) Mr. Steven B. Sands is the beneficial owner of 582,564 shares of Common Stock, or 3.84% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership is indirect.

     Of such 582,564 shares of Common Stock, (i) 359,333 shares are beneficially owned by K & A, L.P. (159,333 shares of Common Stock of which are owned directly by K & A, L.P. and an aggregate 200,000 shares of Common Stock of which are issuable to K & A, L.P. upon exercise of the K & A Warrants and the K & A 1995 Warrants; and (ii) an aggregate of 198,231 shares beneficially owned by Ponderosa, L.P., issuable to Ponderosa, L.P. upon exercise of the Ponderosa Warrants. As an executive officer, director and 50% shareholder of the corporate general partner of K & A, L.P., Mr. Steven B. Sands has shared power to vote or direct the vote of, and shared power to dispose of, such Common Stock. Such voting and dispositive power is shared with Mr. Martin S. Sands. As one of two general partners of Ponderosa, L.P., Mr. Steven B. Sands has shared power to vote or direct the vote of, and shared power to

                               Page 23 of 37 Pages
dispose of, such Common Stock. Such voting and dispositive power is shared with Mr. Martin S. Sands, the other general partner. Mr. Steven B. Sands is the brother of Mr. Martin S. Sands. Mr. Steven B. Sands acknowledges his relationship with K & A, L.P., K & A Corp., Ponderosa, L.P. and Mr. Martin S. Sands, but does not affirm that any of the foregoing persons constitute a group for reporting purposes under Section 13(d) of the Securities Exchange Act of 1934, as amended.

     In addition, the beneficial ownership of 582,564 shares of Common Stock by Mr. Steven B. Sands includes an aggregate of 25,000 shares of Common Stock which Mr. Steven B. Sands may acquire by exercising the director options granted to him by the Company pursuant to the Plan. Such ownership is direct.

     (b) Mr. Martin S. Sands is the beneficial owner of 557,564 shares of Common Stock, or 3.69% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership is indirect.

     Of such 557,564 shares of Common Stock, (i) 359,333 shares are beneficially owned by K & A, L.P. (159,333 shares of Common Stock of which are owned directly by K & A, L.P. and 200,000 shares of Common Stock of which are issuable to K & A, L.P. upon exercise of the K & A Warrants and the K & A 1995 Warrants; and
(ii) 198,231 shares beneficially owned by Ponderosa, L.P., issuable to Ponderosa, L.P. upon exercise of the Ponderosa Warrants. As an executive officer, director and 50% shareholder of the corporate general partner of K & A, L.P., Mr. Martin S. Sands has shared power to vote or direct the vote of, and shared power to dispose of, such Common Stock. Such voting and dispositive power is shared with Mr. Steven B. Sands. As one of two general partners of Ponderosa, L.P., Mr. Martin S. Sands has shared power to vote or direct the vote of, and shared power to dispose of, such Common Stock. Such voting and dispositive power is shared with Mr. Steven B. Sands, the other general partner. Mr. Martin S. Sands is the brother of Mr. Steven B. Sands. Mr. Martin S. Sands acknowledges his relationship with K & A, L.P., K & A Corp., Ponderosa Partners, L.P. and Mr. Steven B. Sands but does not affirm that any of the foregoing persons constitute a group for reporting purposes under Section 13(d) of the Securities Exchange Act of 1934, as amended.

     (c) K & A, L.P. is the beneficial owner of 359,333 shares of Common Stock, or 2.41% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership is direct.

     Of such 359,333 shares of Common Stock, 159,333 shares are owned directly by K & A, L.P. and 200,000 shares are issuable to K & A, L.P. upon exercise of the K & A Warrants and the K & A 1995 Warrants. K & A Corp. is the general partner of K & A, L.P., and, on behalf and in the name of K & A, L.P., has sole power to vote or

                               Page 24 of 37 Pages
direct the vote of, and sole power to dispose or direct the disposition of, such Common Stock. K & A, L.P. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands or Ponderosa, L.P.

     (d) K & A Corp. is the beneficial owner of 359,333 shares of Common Stock, or 2.41% of the Company's Common Stock outstanding. Such ownership is indirect; such shares are held directly by K & A, L.P. K & A Corp., as the general partner of K & A, L.P., has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Common Stock. Mr. Steven B. Sands is the President, a director and a 50% shareholder of K & A Corp. Mr. Martin S. Sands is the Chairman, Vice President, Secretary, Treasurer, and a director and a 50% shareholder of K & A Corp. K & A Corp. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands or Ponderosa, L.P.

     (e) Ponderosa, L.P. is the beneficial owner of 198,231 shares of Common Stock, or 1.33% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership relates to the shares of Common Stock issuable to Ponderosa upon exercise of the Ponderosa Warrants. Such ownership is direct. Messrs. Steven B. Sands and Martin S. Sands are the general partners of Ponderosa, L.P. Ponderosa, L.P. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, K & A, L.P. or K & A Corp.



Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     Sands Brothers (i) arranged the Bridge Loan and received the Initial Sands Warrants; (ii) acted as private placement agent for the 1993 Private Placement and received the Placement Agent Warrants; (iii) arranged the Reg S Offering and received the Reg S Warrants; and (iv) acted as a selected dealer for the Subsequent Private Placement.

     In connection with the 1993 Private Placement, the Company granted the registration rights described above, which registration rights were effectuated by the Demand Registration Statement.

     On November 11, 1994, Sands Brothers and the Company agreed to terminate certain provisions concerning Sands Brothers' investment banking relationship with the Company. In consideration of the foregoing, the Company paid Sands Brothers an aggregate amount of $114,000. In addition, the time period in which Sands Brothers could designate a board member of the Company was reduced from five years to three years.

                               Page 25 of 37 Pages

     Pursuant to a letter agreement dated March 13, 1996 (the "March 13, 1996 Agreement"), the K & A 1995 Warrants were amended to reduce the exercise price from $2.59 to $1.90 per share. The Company also agreed to include the Underlying K & A Shares as part of a registration statement that the Company is required to file with the Commission for other securities privately placed by the Company.


Item 7.  Material to Be Filed as Exhibits

      The following exhibits are annexed hereto:

      (1)   Joint Filing Agreement.

      (2)   March 13, 1996 Agreement.

      (3) Securities Purchase Agreement between the Company and K & A, L.P. dated June 16, 1993. [Previously Filed]

      (4) Warrant Agreement between the Company and Sands Brothers dated June 16, 1993. [Previously Filed]

      (5) Warrant Agreement between the Company and Sands Brothers dated August 30, 1993. [Previously Filed]

      (6) Form of Registration Rights Agreement between the Company and each of the purchasers in the 1993 Private Placement.
            [Previously Filed]

      (7)   Reg S Selling Agreement between the Company and Sands
            Brothers [Previously Filed]

                               Page 26 of 37 Pages

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 19, 1996                             /s/ Steven B. Sands
--------------                            --------------------
      Date                                       Signature


                                               Steven B. Sands
                                                     Name

                               Page 27 of 37 Pages

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 19, 1996                             /s/ Martin S. Sands
--------------                            -------------------------------
      Date                                          Signature



                                                 Martin S. Sands
                                                      Name

                               Page 28 of 37 Pages

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          KATIE AND ADAM BRIDGE
                                          PARTNERS, L.P.

                                          By:   K & A BRIDGE PARTNERS CORP.
                                                General Partner




March 19, 1996                            By:   /s/ Steven B. Sands
--------------                                -----------------------------
      Date                                              Signature


                                                     Steven B. Sands
                                                       President

                               Page 29 of 37 Pages

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          SANDS BROTHERS & CO., LTD.




March 19, 1996                            By:  /s/ Martin S. Sands
--------------                                -----------------------------
      Date                                               Signature



                                                      Martin S. Sands
                                                         President

                               Page 30 of 37 Pages

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          JENNA PARTNERS II, L.P.

                                          By:   JENNA II CAPITAL CORP.
                                                General Partner


March 19, 1996                            By:  /s/ Steven B. Sands
--------------                                ---------------------------
      Date                                             Signature


                                                    Steven B. Sands
                                                      President

                               Page 31 of 37 Pages

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 19, 1996

                              PONDEROSA PARTNERS, L.P.



                              By:    /s/ Steven B. Sands
                                    --------------------------------
                                    Steven B. Sands, General Partner




                              By:   /s/ Martin S. Sands
                                    --------------------------------
                                    Martin S. Sands, General Partner



                               Page 32 of 37 Pages